Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

SYNALLOY CORPORATION

	For the Nine Months Ended September 29, 2012	2011	2010	2009	2008	2007
	(Dollars in thousands)
Income from continuing operations before income taxes	$4,867	$8,750	$6,150	$352	$8,479	$15,324
Fixed charges:
Interest expense (1)	$252	$141	$54	$350	$685	$1,006
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense (2)	38	47	86	67	35	35
Amortization of debt issuance costs	21	27	11	71	50	55

Total fixed charges	$311	$215	$151	$488	$770	$1,096
Fixed charge adjustments	—	—	—	—	—	—
Earnings	$5,178	$8,965	$6,301	$840	$9,249	$16,420

Ratio of earnings to fixed charges	16.64	41.76	41.82	1.72	12.02	14.99

(1)	Interest expense excludes the mark-to-market adjustment for interest rate swap relating to a credit agreement entered into by the company.
(2)	Calculated as one-third of rent expense, which the company believes is a reasonable approximation of the interest factor.